BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ (Brazilian Registry of Legal Entities) 01.838.723/0001-27

NIRE (Registered Company Identification Number) 42.300.034.240

CVM (Brazilian Securities and Exchange Commission) Number 1629-2

Policy on Disclosure of Material Acts or Facts and Trading of Securities

Approved at the Board of Directors’ Meeting held on December of 17 of 2020.

INDEX

INDEX

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1. Purpose and Scope	Pg. 3

2. Definitions	Pg. 4

3. Disclosure of Material Acts or Facts	Pg. 7

4. Policy on Trading	Pg. 16
5. Changes to the Policy	Pg. 20

6. Violations and Penalties	Pg. 20

7. Term	Pg. 20
8. General Provisions 9. Final Provisions	Pg. 21 Pg. 21
Attachment I – Declaration of Acceptance of the Policy	Pg. 24

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POLICY ON DISCLOSURE OF MATERIAL ACTS OR FACTS AND TRADING OF SECURITIES

This document establishes the Policy on the Disclosure of Material Acts or Facts and Trading of Securities (“Policy”) of BRF S.A. (“Company” or “BRF”), approved by BRF’s Board of Directors at the meeting held on December of 17 of 2020, and produced in accordance with the text in force of the Brazilian Securities and Exchange Commission (“CVM”) 358, of January 3, 2002, as amended (“CVM Instruction 358/02”) and the other legal provisions and applicable regulations.

1.	PURPOSE AND SCOPE

1.1. The purpose of the present Policy is to establish the rules and procedures that must be observed and applied by the Company and Related Persons in the disclosure of information and trading of securities issued by the Company, in order to prevent the improper use of privileged information and ensure the regular and transparent trading of securities issued by BRF.

1.2. In relation to the disclosure of Material Acts or Facts, the present Policy aims, additionally, to: (i) ensure the observance of the scope, quality, transparency, efficiency and equality of treatment to the Investor Public in the disclosure of information that constitutes Material Acts or Facts; and (ii) safeguard the trust of the Public Investor, the Managers themselves, the Employees and Outsourced Staff and the capital market players in general, in terms of the veracity and timeliness of the operating information and the economic-financial situation of BRF as well as that of its Subsidiary Companies

1.3. In relation to the trading of Securities, the main aim of the present Policy is to help ensure the compliance with laws and regulations that forbid the practice of Insider Trading. It also defines: (i) the rules to be followed by Related Persons in the trading of Securities issued by BRF, under the applicable legislation; and (ii) the internal policy on trading Securities adopted by BRF.

1.4. Everyone subject to this Policy must act in compliance with the principles of good faith, loyalty, transparency and honesty, as well as the within the rules established in this Policy, the Company’s Code of Ethics and Conduct (Transparency Manual), the regulations of the São Paulo Stock Exchange’s Novo Mercado segment, the best practice rules on disclosure of the Brazilian Association of Publicly Traded Companies – ABRASCA - IBGC and the rulings of the Guidance Committee for Disclosing Market Information – CODIM.

1.5. The Controlling Shareholders, Managers and others who, as a result of their responsibility, function or position in the Company, Subsidiary Companies, Affiliated Companies, have knowledge of information which may constitute a Material Act or Fact related to BRF or its Subsidiary Companies or Affiliated Companies, as well as other Related Persons, must sign the respective Term of Agreement to the present Policy, as

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stated in article 16, paragraph 1, of Brazilian Securities and Exchange Commission (CVM) Instruction Nº 358/02, as shown in the model attached to the present documents as Attachment I, and the other Related Persons, will also be banned from trading Securities issued by BRF within the terms foreseen in this Policy.

1.6. BRF will keep at its head office a record of the people who have signed the Term of Agreement, which will be updated continuously by the Company and held at the disposition of the CVM. Whenever any alterations are made in its registered data, those who have signed the Terms of Agreement must communicate them immediately to the Company.

2.	DEFINITIONS

The terms and expressions listed below, when used in this Policy, will have the following meanings:

“Controlling Shareholders” or “Controlling Companies” or “Controller”: the shareholder or group of shareholders linked through a shareholders’ agreement or under common control which: (i) owns the partnership rights that permanently ensure predominant power in corporate decision taking and appointing the majority of managers; and (ii) effectively exercises the power to control the management of corporate activities and guide the functioning of the Company’s bodies or entities, under the terms of the Brazilian Corporate Law.

“Managers”: the statutory officers and members of the Board of Directors, members of the Fiscal Council and any other bodies with technical or consultative functions, already in existence or which may be created by a statutory provision (full and alternate members), as applicable, of a company or entity.

“Material Act or Fact” or “Material Acts or Facts”: any decisions by Controlling Shareholders, general meetings or administrative bodies of the Company or its Subsidiaries or Affiliates, or any other act or fact of a political/administrative, technical, business or economic/financial nature, occurring in or related to its business, that could significantly influence: (i) the price of the Company’s Securities; (ii) investors’ decisions to buy, sell or hold these Securities; or (iii) investors’ decisions to exercise any rights arising from ownership of the Company’s Securities.

“B3”: B3 S.A. – Brasil, Bolsa, Balcão.

“Stock Markets and/or Over-the-Counter Market”: the stock exchanges and/or organized over-the-counter (OTC) markets on which securities issued by BRF are traded, currently or in the future, in Brazil or abroad.

“Commercial Contacts”: all persons who have knowledge of information concerning BRF’s Material Acts or Facts, arising from their commercial or professional relationship,

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or relationship of trust, with BRF, such as independent auditors, lawyers, consultants and institutions in the securities distribution system.

"Accredited Brokerage Firms": the securities brokerage firms specially accredited by the Company for the trading of its Securities by Related Persons.

“CVM”: Local acronym for the Brazilian Securities and Exchange Commission.

“Investor Relations Officer”: BRF´s Investor Relations Officer, responsible for providing information to the Investing Public, the CVM, SEC, and Stock Exchanges and/or OTC Markets, in Brazil or abroad, and for maintaining BRF’s public company registration updated.

“Former Managers”: Former statutory officers and members of the Board of Directors, former members of the Fiscal Council and former members of any bodies with technical or consulting functions, in existence or which may be created, through statutory provision (full or alternate members) who no longer participate in the administration of BRF.

“Employees and Colleagues”: BRF employees and executives, as well as any people who, due to their job or position at the Company, or its Subsidiaries and Affiliates, have access to any Privileged Information.

“Privileged Information”: Material Acts or Facts not yet reported to the CVM, SEC, Stock Exchange and/or the OTC Market and, simultaneously, to the Investing Public.

“CVM Instruction 358/02”: CVM Instruction 358 of January 3, 2002 (including subsequent amendments), or an equivalent standard that may succeed it, which governs the disclosure and use of information about Material Acts or Facts related to publicly-listed companies, as well as the trading of securities issued by publicly-listed companies pending Material Facts not yet disclosed to the market, amongst other subjects.

“CVM Instruction N° 567/15”: CVM Instruction N° 567, of September 17, 2015 (with the subsequent amendments), which covers the trading by listed companies of shares they have issued and derivatives underlying them, amongst other material.

“Insider Trading”: the use of Privileged Information which a particular person has knowledge of and should maintain secret, which is capable of providing, for himself/herself or others, an undue advantage, in trading securities, in his/her own name or that of a third party.

“Intention”: the signing by the Company of the first linked document related to a particular business or group of businesses, without prejudice to other situations in which a concrete intention can be verified, linked and effectively shown to be undertaken.

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“Corporate Law”: Law 6.404 of December 15, 1976 (including subsequent amendments), which governs corporations.

“Significant Trade”: the trade or combination of trades through which the stake of a particular shareholder or group of shareholders, directly or indirectly, surpasses, upwards or downwards, the levels of 5% (five percent), 10% (ten percent), 15% (fifteen percent) and so on, of a kind or class of shares representing the Company´s capital stock.

“Associated Persons”: people who have the following kinds of relationships with Related Persons (as applicable): (i) spouse, not legally separated; (ii) companion; (iii) any dependent person included on an annual income tax declaration; or (iv) subsidiaries, controlled directly or indirectly, whether by Related Persons or other Associated Persons.

“Related Persons”: this means: (i) the Company itself; (ii) its Managers and Controlling Shareholders (direct or indirect); (iii) its Employees; (iv) the members of bodies with technical or consultative functions of the Company, created by statutory provisions or by a resolution of the Board of Directors; and (v) any person who, due to his/her position or function at the Company, Subsidiary, Subsidiaries, or at Affiliates, is aware of information that could constitute a Material Act or Fact concerning BRF, its Subsidiaries or Affiliates.

“Individual Investment Plan”: this means the investment plan foreseen in article 15A of CVM Instruction Nº358/02.

“Investing Public”: investors in securities, analysts and other capital market agents.

“SEC”: the Securities and Exchange Commission, the securities market regulator of the United States of America.

“Affiliates”: all companies over which BRF has significant influence, as defined in article 243 of the Brazilian Corporate Law, in Brazil or abroad, and which are also identified as Related Persons, as defined by the International Financial Reporting Standards (IFRS) adopted by the Company.

“Subsidiaries”: all companies that are controlled by BRF, directly or indirectly, as defined in article 243, section 2 of the Brazilian Corporate Law, in Brazil or abroad, and which are also identified as Related Persons, as defined by the International Financial Reporting Standards (IFRS) adopted by the Company.

“Declaration of Acceptance”: document to be signed in accordance with article 16, section 1 of CVM Instruction 358/02, and in line with the model presented in Attachment

“Securities”: any shares, debentures, subscription warrants, receipts (including those issued outside Brazil backed by shares), subscription rights, commercial paper, call or put options, bonds, indexes and derivatives of any kind, any other collective investment

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titles or contracts issued by BRF, or titles or instruments related to them that are considered in law to be securities.

3.        DISCLOSURE OF MATERIAL ACTS OR FACTS

3.1. BRF’s Managers are obliged to analyze thoroughly any concrete situations that may arise in the operations of the Company, its Subsidiaries and Affiliates, always considering their materiality, concreteness or strategic importance, in order to verify whether or not such situations constitute Material Acts or Facts within the terms of the Business Corporation Law and CVM Instruction N° 358/02.

3.2. In terms of cases referred to in CVM Instruction 358/02 concerning: (i) the acquisition of other companies or the operating assets of other companies by BRF, its Subsidiaries or Affiliates; (ii) the sale of equity stakes or operating assets by the Company, its Subsidiaries or Affiliates; (iii) mergers, incorporations or the incorporation of shares involving the Company, its Subsidiaries or Affiliates; and (iv) investments by the Company, its Subsidiaries or Affiliates, the existence of a Material Act or Fact will be assumed when the operation represents five percent (5%) or more of the market value of the Company and also:

(i)	if an external audit has been initiated to execute the operation; or

(ii)	if a binding proposal has been made in order to execute the operation.

3.3.	For the purposes of this Policy, the mere search for investment or business opportunities by the Company, its Subsidiaries or Affiliates will not constitute a Material Act or Fact, even if this involves the signing of confidentiality agreements, which must be kept in the strictest confidence by the Related Persons.

3.4.	The Company will immediate disclose any of the situations described in items 3.1 to 3.3, even though they are not characterized as a Material Act or Fact, if their existence is leaked to the market and results in any unusual fluctuation in the price or trading volume of the Company’s Securities.

3.5.	Should the Company decide that certain information which does not fit into the concept of a material act or fact but is of interest to shareholders or the market in general, this information may be disclosed through a Communication to the Market.

3.6.	Any Related Person or Associated Person who is unsure of whether a determined situation constitutes a Material Act or Fact, or the appropriate conduct for such a situation under the terms of this Policy, must contact BRF’s Investor Relations Officer or its Investor Relations area to obtain the necessary clarification.
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Duties of the Investor Relations Officer

3.7.        The Investor Relations Officer is responsible for:

(i)	disclosing and reporting any Material Act or Fact that has occurred or is related to the Company, its Subsidiaries or Affiliates, immediately after its occurrence, to the CVM, SEC, Stock Exchanges and/or OTC Market;

(ii)	making efforts to distribute the Material Act or Fact referred to in paragraph (i) above widely, immediately and simultaneously to all markets on which these Securities are traded, in Brazil or abroad;

(iii)	providing requested information, should the CVM, SEC, Stock Exchanges and/or the OTC Market demand additional clarifications to support the communication and disclosure of the Material Act or Fact;

(iv)	evaluating the need to request the suspension of trading in BRF’s Securities, always simultaneously to Brazilian and foreign Stock Exchanges and/or the OTC Market, for the time required for the adequate communication of the Material Act or Fact; and

(v)	in the event of a leak of Privileged Information or unusual fluctuations in the price or trading volume of BRF’s Securities, questioning, at his/her sole discretion, any people who may have information not yet disclosed to the market, in order to assess the need to disclose it immediately in accordance with this Policy, and to keep records of this procedure.

3.7.1. In the event of circumstances in line with paragraph (iv) of item 3.7 above, should it be essential to disclose the Material Act or Fact during trading hours, trading in Brazil will not be suspended while Stock Exchanges and/or the OTC Market in other countries are functioning, and while trading in Securities has not been equally suspended on these Stock Exchange and/or the OTC Market.

Duties of Related Persons

3.8.        Related Persons are responsible for:

(i)	informing the Investor Relations Officer or, in his/her absence, BRF’s Investor Relations area, of any information deemed to characterize a Material Act or Fact. The Investor Relations Officer (or Investor Relations area) will then be responsible for deciding on the need to disclose the information to the market and the level of detail to be disclosed;
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(ii)	promptly responding to requests for clarification made by the Investor

Relations Officer to verify the occurrence of a Material Act or Fact; and

(iii)	maintaining the confidentiality of Privileged Information to which they have access due to the position, job or function they hold, until it has been properly reported to the market under the terms of this Policy, and motivating subordinates and third parties who have their confidence to do the same.

3.8.1. BRF´s Controlling Shareholders and Managers who had personal knowledge of the Material Act or Fact and notice the omission of the Investor Relations Officer in the broad disclosure to the market (not complying with the decision to maintain secrecy, taken within the form of article 6 of CVM Instruction 358/02) will only be able to exonerate themselves from responsibility if they immediately communicate this Material Act or Fact to the CVM, in writing, within the terms of section 2 of article 3 of CVM Instruction Nº 358/02;

BRF’s Disclosure Procedures

3.9. The disclosure of the Material Act or Fact will take place: (i) through electronic means to the competent regulatory authorities and the Stock Exchanges and/or OTC Market; (ii) through (ii.a) the news section of the website of the newspaper Valor

Econômico (http://www.valor.com.br/valor-ri), (ii.b) the Company´s website (http://www.brfbr.com/ri), and (ii.c) the system for sending regular and occasional information to the CVM (Sistema Empresas.Net). The notices governed by this Policy will be given in Portuguese and English. The information provided to the regulatory authorities and disclosed on the Internet must be constantly updated and will include identical information to that submitted to the CVM, SEC, Stock Exchanges and/or OTC Market.

3.10. The disclosure of a Material Act or Fact must take place preferably in a simultaneous way on all the markets where BRF’s Securities are traded, whenever possible before the start or after the end of trading on Stock Exchanges and/or the OTC Market located in Brazil or abroad. Should this not be possible, the Brazilian market’s trading hours will prevail.

3.11. The disclosure of information to the Investing Public in a general manner must take place and be presented, in a clear, objective and complete way, covering relevant, positive and negative information. Should information characterized as a Material Act or Fact be inadvertently disclosed to a person or specific group of people who are not Related Persons, the Company, through the Investor Relations Officer, will immediately disclose the information extensively to the market, in accordance with this Policy.

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Exception from Immediate Disclosure

3.12. Material Acts or Facts may not be disclosed to the market in exceptional cases when the Controlling Shareholders or Managers, as is the case, believe their disclosure would endanger BRF’s legitimate interests.

3.13. In the circumstances described in the previous item, the Controlling Shareholders or Managers (the latter through the Investor Relations Officer), as is the case, may decide to submit a request to the CVM not to disclose the Material Act or Fact to the public. In this case, the request must be sent to the President of the CVM, in a sealed envelope marked “Confidential,” setting out the justification for the request for confidentiality.

3.14. The Controlling Shareholders or Managers (the latter through the Investor Relations Officer), as is the case, are obliged to immediately inform the market of a Material Act or Fact should the information escape their control, or if there is an unusual fluctuation in the price or trading volume of the Company’s Securities.

3.15. The requirement specified in item 3.13 will not relieve the Controlling Shareholders and Managers of their responsibility to disclose the Material Act or Fact.

Disclosure of Results and Other Information

3.16. It is not BRF’s policy to disclose comments on results forecasts and reports produced by investment analysts. However, the Investor Relations Officer may provide investment analysts and the market in general with information regarded as relevant to enable a proper evaluation of the Company’s Securities. To this effect, the Investor Relations Officer may comment on the facts and assumptions in models used by such analysts. The conclusions that these analysts have arrived at in their reports will not be commented on. The Company will not circulate to any interested parties, nor endorse, any report that has been produced by investment analysts.

3.17. Any disclosed information that refers to forecasts of any kind will be accompanied by statements: (i) indicating that this information should be evaluated by market participants with particular caution, as it concerns information that is not yet confirmed, but rather based on the mere expectations of the Company’s administration; and (ii) identifying factors considered important, which could lead to different results from those expected by the Company’s administration.

3.18. If BRF’s Managers find that a previously disclosed Material Act or Fact, including any forecast, was or became significantly inaccurate, the Investor Relations Officer will immediately disclose the correct information as soon as the error has been identified, and will then correct the regular information submitted to the CVM.

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3.19. Information that is unfavorable or negative about the Company or its Subsidiaries and Affiliates will be disclosed in the same manner and in the same timescale as favorable information.

3.20. BRF will disclose, in English, simultaneously with the respective disclosure in Portuguese, without prejudice to other provisions of this Policy:

(i) material facts;

(ii) information on earnings, by means of a notice to shareholders or announcements to the market; and

(iii) communication of its results, as described in item 3.21.

Disclosure of Quarterly and Annual Results

3.21.        Without prejudice to other information required by the CVM and the SEC, BRF will prepare and submit the following information:

3.21.1.        To the CVM:

(i)	reference form, which must be submitted annually within five (5) months from the end of the financial year;

(ii)	annual financial statements, which must be disclosed, in Portuguese and English versions, within the deadlines established in the Brazilian Corporate Law;

(iii)	standardized financial statement form (local acronym “DFP”), which must be submitted to the CVM within three (3) months of the end of the financial year, or on the same date on which the financial statements are disclosed, whichever occurs first; and

(iv)	quarterly financial information form (local acronym “ITR”), which must be submitted by the Company within one (1) month from the end of each quarter.

3.21.2.        To the SEC

(i)	20F Form: in accordance with the deadlines established by the SEC; and
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(ii)	6K Forms: any documents submitted to the CVM through its document submission system (CVM – Empresas.Net), at the same time as the publication (or provision) of such information in the Portuguese version. Where applicable, these documents must also be simultaneously protocoled in the Stock Market and/or OTC Market, in Brazil or abroad.

3.21.2.1. All the documents sent to the SEC must also be sent to the CVM, through the Empresas.Net system, translated into Portuguese at the same time, as this information is registered with the SEC

3.22. Information will be disclosed to the Brazilian and foreign markets on which the Company’s Securities are traded, preferably in a simultaneous way and outside the trading hours of the Stock Exchanges and/or OTC Market.

3.23.    The information referred to in item 3.21 will be simultaneously posted on BRF’s website and sent to analysts and investors listed in the Company’s records.

3.24.    The Company will aim to hold press conferences with the specialist press, in order to promote widespread knowledge of its quarterly and annual results, but without disclosing other information not disclosed to the capital markets.

Annual Calendar

3.25. By December 10 of each year, BRF must send the B3 and publicly disclose an Annual Calendar for the following calendar year, specifying at least the names and dates of company acts, events and public meetings with analysts and any other interested parties, and the reporting of financial information scheduled for the following calendar year, in line with the model published by the B3.

Quiet Period

3.26. In line with the legislation and prevailing regulations, the Company will abstain from disclosing internally or publically information on its results to people other than the professionals involved in preparing and analyzing these financial statements, having them approved by the Executive Board and Board of Directors, in the period which precedes submitting this information to the CVM and the Stock Exchanges and/or OTC Market. (“Quiet Period”.)

3.27. BRF observes the Quiet Period system in the period of fifteen (15) days before the public disclosure of the Company’s quarterly information (ITR) and annual information (DFP).

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3.28. Furthermore, BRF will declare an internal Quiet Period for Related Persons in the periods during which a public offer of its securities is being made, in line with the legislation governing the capital markets, abstaining, in these cases, from taking part in public meetings, conferences and press interviews.

3.29. Related Persons are subject to the Quiet Period.

3.30. Information classified as a Material Act or Fact, and that is not directly related to financial information not yet disclosed, must continue to be disclosed normally to the market in accordance with this Policy.

3.31. Information about financial statements that could yet be adjusted and have not yet been audited and approved by the Executive Board and Board of Directors will not be disclosed.

3.32. In an exceptional cases of a leakage of this information, and in unusual or fortuitous cases, the Company must inform the CVM and disclose the data that has been leaked to the market as quickly as possible using the procedures established in this Policy, in order to ensure the market has the same information.

Conference Calls/Simultaneous Transmissions

3.33. Conference calls or simultaneous transmissions will be held within 5 (five) business days from the disclosure of the quarterly results or financial statements. One-off conference calls may also be held whenever necessary, at the Investor Relations Officer’s discretion.

3.34. Conference calls or simultaneous transmissions will always be conducted by the Investor Relations Officer but other Company officers may also participate in them.

3.35. Such conferences or simultaneous transmissions will be transcribed and posted on BRF’s Investor Relations website.

Meetings with Analysts and Investors

3.36. The Company may give public presentations, in Brazil or abroad, at events organized by capital market entities or financial institutions, or arranged following a decision taken by its Managers themselves.

3.37. Whenever deemed appropriate and under the Investor Relations Officer’s supervision, the Company may organize meetings with investors, whether current or potential, or participate in conferences organized by market institutions.

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3.38. Contact with investors and investment analysts will always be made by the Investor Relations Officer and/or representatives of the Investor Relations area, who may invite other Company officers and executives to accompany them.

3.39. All information and presentations used at these meetings will be filed at the CVM, SEC, Stock Exchanges and/or OTC Market, and posted on BRF’s Investor Relations website.

Responses to Rumors

3.40. It is BRF’s policy not to comment on rumors or speculation originating in the market, except in situations in which such rumors or speculation refer to a Material Act or Fact that has escaped the Company´s control or causes unusual volatility in the price or trading volume of the Company’s Securities, when they will be immediately disclosed in the form of item 3.4 above.

Relations with Strategic Partners

3.41. Whenever necessary, the exchange of non-public material information with strategic partners will always be accompanied by a formal confidentiality agreement. If such information is inadvertently disclosed to any third party, by any of the parties to the confidentiality agreement, the Investor Relations Officer will immediately ensure that this same content is widely disclosed to the market.

Sharing of Information between the Investor Relations Area and Other Areas of BRF

3.42. The Company’s other Managers will keep the Investor Relations Officer continuously updated with extensive information of a strategic, operational, technical or financial nature. The Investor Relations Officer will be responsible for deciding on the need to disclose this information to the public and the level of detail to be disclosed.

Procedures for Reporting Information on Share Transactions Made by Managers and Others

3.43. The Managers are obliged to inform the Company of any ownership and trading of Securities issued by it, Controlled or Subsidiary Companies (which are listed).

3.43.1. The Managers must also state the Securities issued by the Company, Controlled or Subsidiary Companies (which are listed), or related to them, held by Associated Persons.

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3.43.2. The communication to the Company referred to in the preamble to this item must have be made: (i) on the first day after the people mentioned in the item above take office; and (ii) no more than five (5) days after each trade has been made.

3.44. The Company must send to the CVM and SEC and Stock Markets and OTC Markets, if necessary, the information referred to in item 3.43 related to the amounts involved in the securities traded:

(i)	By the Company itself, Controlled and Affiliate Companies; and

(ii)	By the Managers and Associated Persons.

3.44.1. Both the information received by the Company within the terms of item 3.43, as well as that referred to in item 3.44 above, must be sent by the Investor Relations Officer, through the Company´s investor relations area, within a period of 10 (ten) days after the end of the month in which changes in the positions held have been verified, or where applicable, from the months in which the Managers take office.

3.44.2. The information received by the Company within the terms of item 3.45 must be sent to the CVM in an individual and consolidated form by the body thereby indicated, with the information consolidated by the body made available the Empresas.Net electronic system:

(i)	the individual positions of the Company itself, its Controlled and Affiliate

Companies; and

(ii)          the positions, consolidated by body, held by the Managers.

3.45. The Company, based on information provided by the Controlling Shareholders, shall communicate to B3, on a monthly basis, within 10 (ten) days after the end of each month, individually and on a consolidated basis, the direct or indirect Securities ownership, held by the Controlling Shareholders and persons linked to them.

3.45.1. The communication should cover:

(i)	the quantity and type of securities;

(ii)	the trades carried out within the period, if any, and their price, when applicable; and

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(iii)	the balance of the position held before and after trading.

Procedures for Reporting and Disclosing Acquisitions or Sales of Significant Equity Stakes

3.46. The Controlling Shareholders, directly or indirectly, and the shareholders who elected the members of the Board of Directors or Fiscal Council, as well as any individual person, legal entity or group of people acting together or representing a shared interest that carries out a Significant Trade, must send the Company a notice, immediately after this trading with the information established in article 12 of CVM Instruction N° 358/02. It should be noted that this obligation also extends to: (i) the acquisition of any rights on the shares and other securities mentioned therein; and (ii) the signing of any derivative financial instruments based on the shares referred to here, even when no physical settlement is foreseen.

3.46.1. In the cases foreseen in item 3.46, the rules stated in CVM Instruction N° 358/02 must be followed.

3.47. In cases where the acquisition results in or was executed in order to bring about a change in the composition of control or administrative structure of BRF, and in cases in which the acquisition creates the obligation to conduct a public offering, under the terms of CVM Instruction 361, of March 5, 2002, the acquirer must also publish a notice at least in the communication channels stated in item 3.9 of this Policy, containing the information foreseen in in article 12 of CVM Instruction N° 358/02.

3.48. As soon as this information is received by the Company, the Investor Relations Officer is the person responsible for sending it, through BRF’s Investor Relations area, to the CVM and, if appropriate, to the SEC and Stock Exchanges and/or OTC Market.

4.        POLICY ON TRADING

Ban on Trading Pending the Disclosure of Material Acts or Facts

4.1. Trading in Securities by Related Persons is banned during the period of 15 (fifteen) days before the disclosure or publication, as appropriate, of the Company’s quarterly information (ITR) and annual information (DFP).

4.2.        Trading in Securities by Related Persons is also banned in the following situations:

(i)	in the procedure leading to the disclosure of a Material Act or Fact which Related

Persona have knowledge of;

(ii)	whenever there is the intention to carry out an incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and

(iii)        when a public distribution of Securities issued by the Company is underway.

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Ban on Trading Derivatives

4.3. Trading is banned at any time by the Managers and Controlling Shareholders (direct or indirect) of the Company, by Employees and Outsourced Staff, members of bodies with technical or consultative functions of the Company, created by statutory provisions or by a resolution of the Board of Directors and others who, as a result of their responsibility, function or position in the Company, Subsidiary Companies, Affiliated Companies have knowledge of information which may constitute a Material Act or Fact related to BRF or Subsidiary Companies or Affiliated Companies of derivative instruments of any kinds linked to Securities, including the trading operations which may occur on the spot market, futures market, through buy and sell options and/or swaps, amongst others, which derive, wholly or partly, from the Securities issued by BRF.

Establishment of Blackout Periods

4.4.	If the existence of a Material Act or Fact is verified, the Investor Relations Officer may establish a blackout period, without being obliged to present any justification, until this Material Act or Fact has been duly reported to the market. If the Investor Relations Officer exercises this option, he/she must explicitly specify the dates when the blackout period starts and ends and the Related Persons must maintain confidentiality during this period.

4.5. The lack of a notice from the Investor Relations Officer on the blackout period will not exempt Related Persons from their duty to comply with the present Policy, as well as the provisions of Instruction 358/02 and other regulatory acts issued by the CVM.

4.6. In the events provided in item 4.2, even after the disclosure of the Material Act or Fact, the ban on trading will remain should this – in the opinion of the Investor Relations Officer - interfere in the trading conditions of the Company´s shares, in such a way as to lead to a loss to BRF itself or its shareholders. Whenever there is a decision to maintain the ban on trading, the Investor Relations Officer will announce the decision in an internal communication.

Ban on BRF Decisions on the Acquisition or Sale of Shares Issued by the Company Itself

4.7. BRF’s Board of Directors may not make a decision on the acquisition or sale of shares issued by the Company until the events described below have been disclosed, as foreseen in item 3.9 of this Policy, in any of the following events:

(i)	the signing of any agreement or contract to transfer equity control of the Company, or to grant an option or mandate for the same purpose; and

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(ii)	the existence of the intention to undertake an incorporation, total or partial spin-off, merger, transformation or corporate reorganization.

4.8. If, following approval of the buyback program, a fact that fits any of the above cases occurs, BRF will immediately suspend operations involving shares that it has issued until the respective Material Act or Fact has been disclosed.

Exceptions to the Ban on Trading in BRF’s Securities

4.9. The ban foreseen in item 4.2 paragraph “i” (pending the disclosure of a Material Act or Fact) does not apply to operations with shares held in treasury, through private trades, linked to the exercise of call options in accordance with the stock option plan approved by BRF’s general meeting or when related to the granting of shares to managers, employees or service providers as part of remuneration previously approved by a general meeting.

Individual Investment Plans

4.10. The bans foreseen in item 4.1 (period of 15 days before the disclosure or publication of quarterly and annual information) and in item 4.2, paragraphs “i” and “ii”, (pending the disclosure of a Material Act of Fact and Intention to carry out an incorporation, total or partial spin-off, merger, transformation or corporate reorganization) do not apply to trading in Securities by the Managers or its Subsidiaries or Affiliates, as well as the other Related Persons who have joined Individual Investment Plans, provided that such plans meet the requirements established in this Policy, and provided that the Company has approved a schedule setting specific dates for the disclosure of quarterly and annual information.

4.11. The Individual Investment Plan must: (i) be formalized in writing and filed in advance with the Investor Relations Officer, 15 (fifteen) days before the start of its implementation; (ii) establish in an irrevocable, irreversible way, the dates and amounts or volume of trades to be carried out by the participants; and (iii) involve a minimum period of 6 (six) months for the plan itself, any modifications that may be made and cancellation produce effects.

4.12. The Individual Investment Program must also establish: (i) the irrevocable and irreversible commitment of its participants to trade Company Securities during the period in accordance with the quantity and price parameters established in it; (ii) the impossibility of accepting the plan if a Material Act or Fact not disclosed to the market is pending, and during the 15 (fifteen) days before the disclosure of quarterly information (ITR) and annual information (DFP); (iii) the obligation to extend the trading commitment, even after the end of the originally planned period to bind the participant to the plan, if a Material Act or Fact not disclosed to the market is pending, and during the 15 (fifteen) days before the disclosure of quarterly and annual information; and (iv) the obligation of its participants to return to the Company any losses avoided or gains

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made in trades involving shares issued by the Company arising from any alteration in the disclosure dates of quarterly and annual information, calculated using reasonable criteria defined in the plan itself.

4.13. Participants in the Individual Investment Plans may not: (i) maintain more than one investment plan at the same time; and (ii) carry out any operations that annul or offset the economic effects of the operations to be decided by the Individual Investment Plan.

BRF’s Stock Option Plan

4.14. It is BRF’s policy to grant options to purchase shares issued by the Company to certain Managers, Employees and Colleagues, in accordance with the plan approved by the General Shareholders Meeting, in order to align the interests of this plan’s participants with BRF´s long-term objectives.

4.15. The approval of the General Shareholders Meeting is not essential for trades referring to the sale or transfer of shares to the Managers, employees and service providers of the Company, its Subsidiaries or Affiliated companies, as a result of: (i) the exercise of options within the stock options plan; or (ii) other remuneration models based on shares.

4.16. Regardless of this, the trading of shares acquired through the stock option plan, referred to in item 4.14, must observe any restrictions established in this plan, along with the restrictions or limits imposed by the present Policy or the prevailing legislation.

BRF’s Share Buyback Program

4.17. The direct or indirect Controlling Shareholders, as well as the Officers and members of the Board of Directors of BRF and its Subsidiaries, may not trade the Company´s Securities while the acquisition or sale of Company´s shares is being carried out by the Company itself, its Subsidiaries or Affiliates or any company under common control, or if an option or mandate has been granted for the same purpose.

4.17.1. The prohibition provided for in item 4.17 above shall apply exclusively on the dates on which the Company itself trades or informs the Accredited Brokerage Firms that it will trade with Securities of its own issuance.

4.18. The Company´s Managers may only approve the acquisition of shares or, if it is the case, propose their approval by the general meeting, if they have taken the necessary efforts to ensure that the requirements of CVM Instruction N° 567/15 are complied with.

Loan of Shares

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4.19. The prohibitions on trading with Securities established in this Policy also apply to the loan of shares by Related Persons.

Trading through Accredited Brokerage Firms

4.20. In order to ensure the standards of trading in the Company's Securities, as set out in this Policy, trading Securities by the Company and other Related Persons may only be carried out with the intermediation of one of the Accredited Brokerage Firms.

4.21. The Accredited Brokerage Firms will be instructed in writing by the Investor Relations Officer: (i) not to register transactions of Related Persons in all periods of prohibition or restriction on trading Securities provided in this Policy, and (b) to inform the Company when they become aware of the occurrence of these transactions or when they are requested to carry them out.

4.22. Investor Relations Officer is responsible for defining and changing the list of Accredited Brokerage Firms, as well as disclosing such list, and its respective changes, to the Related Persons and the CVM.

5.        CHANGES TO THE POLICY

5.1. The present Policy may be altered by a resolution of the Board of Directors, in the following circumstances:

(i)	when there is an express decision in this sense by the CVM;

(ii)	due to changes in the legal rules and applicable regulations, in such a way as to implement the adaptions that are needed; and

(iii)	when the Board of Directors, in evaluating the efficiency of the procedures adopted, notes that alterations needed to be made.

5.2.	The alteration of this Policy should be communicated to the CVM and the market bodies by the Investor Relations Officer as required by the prevailing legislation.

5.3.	No alteration may be made to this Policy under any circumstances when a Material Act or Act is about to be disclosed.

6.        VIOLATIONS AND PENALTIES

6.1. Violations of the provisions of this Policy constitute a serious offense, for the purposes of section 3, article 11 of Law 6,385/76, and offenders will be subject to

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penalties to be imposed by the CVM, without prejudice to disciplinary and legal sanctions that may be imposed by BRF itself.

6.2. Regardless of the applicable sanctions, the Related Persons responsible for failing to comply with any provision in this Policy will be obliged to reimburse the Company for any direct or indirect losses arising from this non-compliance.

6.3. The occurrence of events constituting indications of crime must be reported by the CVM to the Public Prosecutor´s Office, under the terms of the law.

6.4. The provisions of this Policy do not remove the responsibility, arising from legal and regulatory provisions, of third parties not directly linked to the Company, who know of Material Acts or Facts, and trade in Securities issued by the Company.

7.        TERM

7.1. The regulations established in this instrument come into force on the date of its approval by the Board of Directors. The Policy will remain in effect indefinitely until changed by a new resolution of the Board of Directors.

7.2. BRF will disclose this Policy widely and it will be posted on the Company’s intranet for immediate consultation to answer questions and the Company will take all necessary measures to obtain the formal acceptance of those who are obliged to submit to it, in accordance with Attachment I.

8.        GENERAL PROVISIONS

8.1 The former Managers may not trade Company Securities for a period of 6 (six) months after they have left.

8.2 The bans on trading dealt with this in this Policy apply to trading undertaken directed by Related Persons as well as those carried out indirectly through the intermediation of: (i) Related Persons, or (ii) Commercial Contacts; or (iii) third parties with whom Related Persons have signed a trust or equity portfolio administration contract.

8.3 To meet the requirements of item 8.2, indirect trading does not include those made by investment funds of which the people subject to the present Policy are quota holders providing that: (i) the investment funds are not exclusive; and (ii) the trading decisions of the administrator or manager of the investment fund cannot be influenced by the quota holders.

9.        FINAL PROVISIONS

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9.1 The Company’s Investor Relations Officer is the person responsible for executing and monitoring of this Policy.

9.1.1 The Investor Relations Officer must keep a file containing the name, qualification, responsibility, function or relationship with the Company, address, e-mail, company tax number (CNPJ) or individual tax roll number (CPF) of the Related Persons, to be updated whenever altered.

9.2 The Finance and Risk Management Committee of BRF is responsible for issuing analyses and official opinions concerning subjects related to the Policy, when requested to do so by the Board of Directors.

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ATTACHMENT I

DECLARATION OF ACCEPTANCE OF THE POLICY ON DISCLOSURE OF MATERIAL ACTS OR FACTS AND TRADING OF SECURITIES

Through this instrument, for the purposes and ends of article 16, section 1 of CVM Instruction 358/02, I, [name and position], resident and domiciled at [full address], holder of CPF (“Cadastro de Pessoas Físicas”) number [CPF number] and [state whether “RG” or “RNE”] identity number [ID number and name of entity that issued it], as [position, function or relationship with the company] of [company], a corporation headquartered at [address], registered with the Finance Ministry’s National

Registry of Legal Entities (CNPJ) under [CNPJ number], hereby declare through this Declaration of Acceptance: (i) that I am fully aware of the rules, as well as the provision of CVM Instruction N° 358/02, or any equivalent regulation that may succeed it; and (ii) that I explicitly assume the obligation to faithfully abide by these rules; and (iii) that I know that violations of the provisions of this Policy constitute a serious offense, for the purposes of section 3, article 11 of Law 6.385/76, and offenders will be subject to penalties to be imposed by the CVM, without prejudice to disciplinary and legal sanctions that may be imposed by BRF itself.

OPTIONAL PARAGRAPHS:

I, [name], also declare that I committed to abide by the Policy on Trading of [name of entity], on [date], whose rules are specified in detail in Attachment I of the present Declaration of Acceptance.

I, [name], also declare that I possess my own copy of the Policy on Trading, whose rules are specified in detail in Attachment I of the present Declaration of Acceptance.

The present Declaration of Acceptance is signed in three (3) copies of equal content and form, in the presence of the two (2) witnesses specified below.

[Location and date of signing]

_________________________________

[Name of person making the declaration]

Witnesses:

1. _____________________ Name: ID number: CPF number:	2. _____________________ Name: ID number: CPF number:

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